CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

RECEIVED
2008 SEP -9 A 8:20
...ICE OF INTERNAT...
CORPORATE FINA...

082-03378

Toll Free Tel. No.: (800) 546-3405
Toll Free Fax. No.: (800) 546-3410

August 29, 2008

SUPPL

08004775

B.C. Securities Commission
PO Box 10142
Pacific Centre
Vancouver, BC,
V7Y 1L2

Attn: Information and Records Department

Dear Sir or Madam:

Re: CON-SPACE Communications Ltd.

It was noted that some of our previous scheduled items feel on the weekend, therefore we have revised some of our dates to fall on a regular business day. The following dates in bold have been altered. Please adjust your records regarding our notice of the following dates relating to our Annual General Meeting.

Record Date	October **15**, 2008
Delivery, Bulk Materials	October **31**, 2008
Mail out to Shareholders	November **7**, 2008
Annual General Meeting	December **3,** 2008

If there are any questions concerning the above please contact me at (604) 244-9323.

Yours truly,
CON-SPACE Communications Ltd.

James L. Swanson
Chairman

PROCESSED
SEP 10 2008
THOMSON REUTERS

Cc: Toronto Venture Exchange
Steve Mathiesen, Lang Michener
CIBC Mellon Trust Company
Dale, Matheson, Carr-Hilton, Labonte Charted Accountants
U.S. Securities & Exchange Commission
Gord Cook, President & CEO, CON-SPACE Communications Ltd
Wendy Kloeble, Controller, CON-SPACE Communications Ltd

9/9

END

AN ISO 9001 COMPANY